TEVA REPORTS SECOND QUARTER 2012 RESULTS

Net Revenues Total $5.0 Billion, up 19%

GAAP EPS of $0.99, up 55%; Non-GAAP EPS of $1.28, up 16%

Jerusalem, August 2, 2012 — Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today reported results for the quarter ended June 30, 2012.

Highlights:

•	Net revenues of $5.0 billion, compared to $4.2 billion in the second quarter of 2011, an increase of 19%.

•	Net revenues organic growth of 3% compared to the second quarter of 2011, and 7% excluding the effect of generic competition on Provigil®.

•	GAAP net income and GAAP diluted EPS of $863 million and $0.99, an increase of 50% and 55%, respectively, compared to $576 million and $0.64 in the second quarter of 2011.Non-GAAP operating income of $1.4 billion, an increase of 27% compared to $1.1 billion in the second quarter of 2011.

•	Non-GAAP net income and Non-GAAP diluted EPS of $1.1 billion and $1.28, an increase of 14% and 16%, respectively, compared to $1.0 billion and $1.10 diluted EPS in the second quarter of 2011.

•	Cash flow from operations of $1.2 billion and free cash flow of $709 million.

•	Company reaffirms full year 2012 guidance.

“This was a significant quarter for Teva as we remain on track to reach our financial goals for the year,” stated Dr. Jeremy Levin, Teva’s President and CEO. “The U.S. generics business continued to recover with a positive trend, our global branded division experienced strong growth, and our European generics business, while down from last year’s second quarter results due to macroeconomic conditions, showed solid sequential growth from the first quarter of this year. Overall, we continue to see tremendous opportunities ahead, and look forward to rebuilding shareholder value over time.”

Revenues by Geography for the Second Quarter 20121

Net revenues in the United States in the second quarter were $2.5 billion (representing 49% of total revenues), an increase of 28% compared to the second quarter of 2011, primarily as a result of strong revenues of both our generic medicines, including the launch of four new medicines, and our branded medicines, as well as the inclusion of Cephalon.

Net revenues in Europe in the second quarter were $1.5 billion (representing 30% of total revenues), unchanged compared to the second quarter of 2011, and an increase of 12% in local currency terms. Revenues in Europe this quarter benefited from the inclusion of Cephalon’s revenues as well as stronger revenues from some of our branded medicines, primarily Copaxone®. We grew our revenues in several markets in Europe, including Italy and Spain, where revenues in local currency terms increased approximately 10% and 6%, respectively. These positives were offset by the negative effect on our revenues of foreign currencies (primarily declines in the value of the euro and Hungarian forint), and to a lesser extent by lower generics sales due to ongoing macro-economic conditions and healthcare reforms in key European markets.

Net revenues in the Rest of the World (ROW) in the second quarter totaled $1.1 billion (representing 21% of total revenues), up 30% compared to the second quarter of 2011. In local currency terms, ROW revenues grew by 36%. The growth in revenues resulted primarily from sales in Russia and other Eastern European countries, Latin America and Israel, as well as from the inclusion of Cephalon and Taiyo, our Japanese acquisition.

Revenues by Product Line for the Second Quarter 2012

Generic medicines net revenues in the second quarter were $2.6 billion (including API sales to third parties of $200 million), an increase of 9% compared to $2.4 billion in the second quarter of 2011. Generics revenues consisted of:

•	U.S. revenues of $1.1 billion, an increase of 16% compared to the second quarter of 2011. The U.S. generics business benefited from the launch of four new generic medicines during the quarter, as well as continued benefits from first quarter launches which included several medicines that were either exclusive or semi-exclusive or otherwise had limited competition. Medicines launched in the first quarter included generic versions of Lexapro®, Provigil®, Prometrium®, Avalide®, Avapro®, Seroquel® and Zyprexa®.

•	European revenues of $884 million, a decrease of 12%, or only 1% in local currency terms, compared to the second quarter of 2011. The slight decrease year over year, despite continued economic and regulatory pressures in some key markets in Europe, demonstrates our balanced and diversified business model in the region and the contribution of Mepha. Compared to the first quarter of 2012, our revenues this quarter increased 14% due to several successful multi-country launches, including generic versions of Lipitor® and Atacand®, and overall improved performance.

•	ROW revenues of $676 million, an increase of 36%, or 40% in local currency terms, compared to the second quarter of 2011. The ROW generics business had a strong quarter in Eastern Europe and Latin America, coupled with the inclusion of Taiyo in Japan, and slightly offset by a decrease in generics sales in Canada and the negative effect of foreign currencies.

Branded medicines net revenues in the second quarter were $1.9 billion, an increase of 37% compared to $1.4 billion in the second quarter of 2011. Branded revenues consist of:

•	U.S. revenues of $1.4 billion, an increase of 35% compared to the second quarter of 2011.

•	European revenues of $402 million, an increase of 46%, or 63% in local currency terms compared to the second quarter of 2011.

•	ROW revenues of $182 million, an increase of 30%, or 45% in local currency terms compared to the second quarter of 2011.

Branded revenues comprised 39% of total revenues in the quarter, compared to 34% in the second quarter of 2011.

The increase in branded medicines revenues over the second quarter of 2011 was primarily due to the inclusion of Cephalon’s sales (mainly Treanda® with $139 million, and Nuvigil® with $91 million) and strong sales of Teva medicines. Sales of Provigil® declined substantially to $48 million this quarter due to the introduction of generic competition.

Global revenues recorded by Teva on Copaxone®, the leading multiple sclerosis therapy in the U.S. and globally, increased 12% to $982 million compared to $877 million in the second quarter of 2011. In local currency terms, Copaxone® revenues increased 16% year over year. The increase is primarily due to Teva recording a first full quarter of sales since the completion of the successful take-back of distribution and marketing rights from Sanofi in Europe, as well as increased sales in ROW. In the U.S., sales increased 3% to $701 million, as a result of a price increase in the first quarter of 2012. Sales outside the U.S. were $281 million, an increase of 44%, or 62% in local currency terms, compared to the second quarter of 2011, mainly as a result of the take back and sales in Russia.

During the quarter there were favorable court rulings in both the U.S. and U.K. which should ensure protection of Copaxone® from generic competition until September 2015. In addition, the recently-presented positive results from the Phase III GALA trial (40mg administered three times per week) demonstrate both a potential alternate dosing regimen and Teva’s commitment to improving the patient experience. We expect an FDA submission of the Phase III GALA results in the first quarter of 2013. Azilect® revenues recorded by Teva increased 36% to $95 million, while global in-market revenues increased 11% to $108 million, primarily because of strong sales in the U.S., France and the U.K.

OTC net revenues in the quarter were $219 million, an increase of 21%, or 31% in local currency terms, compared to $181 million in the second quarter of 2011 primarily due to sales to P&G.

Other net revenues in the quarter were $212 million, mostly from the distribution of third party medicines in Israel and Hungary, compared to $203 million in the second of 2011.

Key Metrics for the Second Quarter 2012

Exchange rate differences between this quarter and the second quarter of 2011 reduced our revenues by approximately $236 million, while having a minor negative impact on operating income. The impact on revenues resulted primarily from the weakening of certain currencies (primarily the euro, Hungarian forint and Russian ruble) relative to the U.S. dollar.

Non-GAAP Information Non-GAAP net income and non-GAAP EPS for the quarter are adjusted to exclude the following items:

•	Amortization of purchased intangible assets totaling $275 million, of which $267 million is included in cost of goods sold and the remaining $8 million in selling and marketing expenses;

•	Costs related to regulatory actions taken in facilities of $40 million, which relates primarily to our injectables and animal health plants;

•	Inventory step-up of $7 million in connection with the Cephalon acquisition;

•	Impairment of long-lived assets of $8 million;

•	Acquisitions, restructuring and other expenses of $48 million related primarily to the Cephalon and Taiyo acquisitions;

•	Legal settlement benefits of $1 million; and

•	Related tax benefits of $123 million.

Teva believes that excluding such items facilitates investors’ understanding of the Company’s business. See the attached tables for a reconciliation of our GAAP results to the adjusted non-GAAP figures.

GAAP net income and GAAP EPS were $863 million and $0.99 in the quarter, an increase of 50% and 55%, respectively, compared to $576 million and $0.64 in the second quarter of 2011.

Quarterly non-GAAP operating income of $1.4 billion, up 27% compared to the second quarter of 2011. Quarterly GAAP operating income totaled $1.0 billion, an increase of 69% compared to $597 million in the second quarter of 2011.

Non-GAAP gross profit margin was 59.5% in the quarter, compared to 57.3% in the second quarter of 2011. This reflects the increase in the contribution from branded medicines, primarily due to the integration of Cephalon, and the new launches in the U.S., slightly offset by the decrease in generics sales in Europe. GAAP gross profit margin was 53.2% in the quarter, compared to 52.2% in the second quarter of 2011.

Net Research & Development (R&D) expenditures in the quarter totaled $298 million, or 6.0% of revenues, compared to $243 million, or 5.8% of revenues in the second quarter of 2011. The increase in R&D spending primarily reflects the inclusion of Cephalon. Gross R&D in the second quarter of 2012, before reimbursement from third parties for certain R&D expenses, totaled approximately $329 million, or 6.6% of revenues.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) totaled $973 million, or 19.5% of revenues, in the quarter, compared to $794 million, or 18.9% of revenues in the second quarter of 2011. The increase was primarily due to the inclusion of Cephalon and Taiyo and the take-back of Copaxone® in Europe, partially offset by exchange rate differences and lower royalty payments made on generic medicines in the U.S.

General and Administrative (G&A) expenditures totaled $316 million in the quarter, or 6.3% of revenues, compared with $284 million, or 6.7% of revenues, for the second quarter of 2011. The increase in expenditures was primarily due to the inclusion of Cephalon as well as Taiyo.

Non-GAAP net financial expense in the second quarter of 2012 totaled $97 million, compared with financial income of $20 million in the second quarter of 2011. The increase is mainly due to higher interest expenses resulting from the additional debt assumed in connection with the acquisitions of Cephalon and Taiyo, as well as from higher hedging costs.

The non-GAAP tax provision for the second quarter of 2012 amounted to $162 million on pre-tax non-GAAP income of $1.3 billion. The provision for tax in the second quarter of 2011 was
$113 million on pre-tax income of $1.1 billion. We expect a slightly higher annual tax rate for 2012 compared to the annual tax rate in 2011, primarily as a result of the change in geographical and product mix following the Cephalon acquisition.

Cash flow from operations during the quarter was $1.2 billion, compared to $1.3 billion in the second quarter of 2011, a decrease of 10%. Free cash flow, excluding net capital expenditures and dividends was $709 million, a decrease of 21%. The decrease is primarily because cash flow in the second quarter of 2011 was atypically high. Cash and marketable securities on June 30, 2012 amounted to $1.8 billion.

During the quarter, share repurchases totaled approximately 3.5 million shares for an aggregate purchase price of approximately $134 million. Since the beginning of 2012, Teva has repurchased 15.4 million shares for approximately $667 million as part of the $3.0 billion share repurchase plan that was authorized in December 2011. As a result of the repurchases, the fully diluted share count has been reduced by approximately eight million shares from December 31, 2011 to June 30, 2012.

For the second quarter of 2012, the weighted average share count for the fully diluted earnings per share calculation was 873 million on both a GAAP and Non-GAAP basis. At June 30, 2012, the share count for calculating Teva’s market capitalization was approximately 868 million.

Total equity at June 30, 2012, was $22.9 billion, a decrease of $0.3 billion, compared to $23.2 billion at March 31, 2012. The decrease in total equity is primarily a result of currency translation adjustments, share repurchases and dividends paid, partially offset by GAAP net income of $863 million.

Dividend

The Board of Directors, at its meeting on July 31, 2012, declared a cash dividend for the second quarter of 2012 of NIS 1.00 (approximately 25.0 cents according to the rate of exchange on July 31, 2012) per share.

The record date will be August 15, 2012, and the payment date will be September 9, 2012. Tax will be withheld at a rate of 16%.

Conference Call

Teva will host a conference call to discuss its second quarter 2012 results on Thursday, August 2, 2012, at 8:00 a.m. EDT. The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com, or by dialing in to 888.713.4205 (U.S. and Canada) or 617.213.4862 (International). The conference ID is 68430667. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website at www.tevapharm.com. A replay of the call will also be available until August 9, 2012, at 11:59 p.m. ET, by calling 888.286.8010 (U.S. and Canada) or 617.801.6888 (International). The Conference ID is 26396486.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical medicines, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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[1]	For a full analysis of our quarterly revenues by geography and by product line, beginning in Q4 2010, please visit our website at www.ir.tevapharm.com